Term Sheet To product supplement AZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 2302AZ Registration Statement No. 333-184193 Dated December 12, 2014; Rule 433
Deutsche Bank

Structured Investments	Deutsche Bank AG $ Knock-Out Notes Linked to the iShares® China Large-Cap ETF due December 17*, 2019
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the iShares® China Large-Cap ETF  (the “Underlying”). If the Final Price is greater than or equal to the Initial Price, investors will receive at maturity a return on the notes equal to the Underlying Return. If the Final Price is less than the Initial Price but equal to or greater than the Knock-Out Price (53.50% of the Initial Price), for each $1,000 Face Amount of notes, investors will receive at maturity the Face Amount. However, if the Final Price is less than the Knock-Out Price, a Knock-Out Event has occurred and, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if a Knock-Out Event occurs. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due December 17*, 2019†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about December 12*, 2014 (the “Trade Date”) and are expected to settle on or about December 17*, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	The iShares® China Large-Cap ETF (Ticker: FXI)
Issue Price:	100% of the Face Amount
Knock-Out Event:	A Knock-Out Event occurs if the Final Price is less than the Knock-Out Price.
Knock-Out Price:	53.50% of the Initial Price. The actual Knock-Out Price will be determined on the Trade Date, and will not be greater than 53.50% of the Initial Price.
Payment at Maturity:	• If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Underlying Return)
•      If the Final Price is less than the Initial Price, but a Knock-Out Event has not occurred (meaning the Final Price is greater than or equal to the Knock-Out Price), you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of notes.

• If a Knock-Out Event has occurred (meaning the Final Price is less than the Knock-Out Price), you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Underlying Return)

If a Knock-Out Event has occurred, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price calculated as follows:
Final Price – Initial Price
Initial Price
The Underlying Return may be positive, zero or negative.
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The Closing Price of the Underlying on the Final Valuation Date
Closing Price:	The closing price of one share of the Underlying on the relevant date of calculation multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying. See “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement.
Trade Date:	December 12*, 2014
Settlement Date:	December 17*, 2014
Final Valuation Date†:	December 12*, 2019
Maturity Date†:	December 17*, 2019
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RTN3 / US25152RTN34
* Expected. In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.
† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $921.00 to $941.00 per $1,000 Face Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on the following page of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$30.00	$970.00
Total	$	$	$
(1)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.
(2)  Please see “Supplemental Plan of Distribution” in this term sheet for more information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
December 12, 2014

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this term sheet together with product supplement AZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AZ dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000095010312005095/crt-dp33019_424b2.pdf

•	Prospectus supplement dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Payments on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Underlying?

The following table illustrates a range of hypothetical payments at maturity on the notes. The table and the hypothetical examples below assume a Knock-Out Price of 53.50% of the Initial Price.  The actual Initial Price and Knock-Out Price will be determined on the Trade Date.  The results set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on whether or not a Knock-Out Event occurs, which will depend on whether the Final Price of the Underlying is less than the Knock-Out Price, and the Underlying Return, which will be based on the performance of the Underlying as measured on the Final Valuation Date.  The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Underlying Return (%)	Return on the Notes (%)	Payment at Maturity ($)
100.00%	100.00%	$2,000.00
90.00%	90.00%	$1,900.00
80.00%	80.00%	$1,800.00
70.00%	70.00%	$1,700.00
60.00%	60.00%	$1,600.00
50.00%	50.00%	$1,500.00
40.00%	40.00%	$1,400.00
30.00%	30.00%	$1,300.00
20.00%	20.00%	$1,200.00
15.00%	15.00%	$1,150.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00
-46.50%	0.00%	$1,000.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Price is greater than the Initial Price, resulting in an Underlying Return of 40.00%.  Because the Final Price is greater than the Initial Price and the Underlying Return is 40.00%, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
$1,000 + ($1,000 x 40.00%) = $1,400.00

Example 2: The Final Price is less than the Initial Price but a Knock-Out Event has not occurred, resulting in an Underlying Return of -10.00%.  Because the Final Price is greater than or equal to the Knock-Out Price, a Knock-Out Event has not occurred.  Because the Final Price is less than the Initial Price but a Knock-Out Event has not occurred, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: A Knock-Out Event has occurred and the Underlying Return equals -50.00%.  Because the Final Price is less than the Knock-Out Price, a Knock-Out Event has occurred. Because a Knock-Out Event has occurred and the Underlying Return is -50.00%, the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
$1,000 + ($1,000 x -50.00%) = $500.00

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL — The notes are linked to the performance of the Underlying and provide the opportunity to participate in any increase in the price of the Underlying at maturity on an unleveraged basis. If the Final Price is greater than or equal to the Initial Price, you will be entitled to receive at maturity a return on the notes equal to the Underlying Return. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — If the Final Price is less than the Initial Price but a Knock-Out Event has not occurred, for each $1,000 Face Amount of notes, you will receive at maturity the Face Amount. However, if a Knock-Out Event has occurred, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment in the notes.

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RETURN LINKED TO THE PERFORMANCE OF THE ISHARES® CHINA LARGE-CAP ETF — The return on the notes, which may be positive, zero or negative, is linked to the performance of the iShares® China Large-Cap ETF as described herein. The iShares® China Large-Cap ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 50 Index. The FTSE China 50 Index is designed to track the performance of the largest companies in the Chinese equity market that are available to international investors.  The FTSE China 50 Index consists of 50 of the largest and most liquid Chinese companies that trade on the Hong Kong Stock Exchange.  The component stocks of the FTSE China 50 Index are weighted based on the total market value of their shares, so that component stocks with higher total market values generally have a higher representation in the FTSE China 50 Index. This is only a summary of the iShares® China Large-Cap ETF. For more information on the iShares® China Large-Cap ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The iShares® China Large-Cap ETF” in this term sheet.

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TAX CONSEQUENCES  — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) subject to the potential application of the “constructive ownership” regime discussed below, the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the shares of the Underlying or any of the component securities held by the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and the Underlying Return.  If the Final Price is less than the Knock-Out Price, a Knock-Out Event occurs and you will not be entitled to receive at least the Face Amount per $1,000 Face Amount of notes and your investment will be fully exposed to any decline in the price of the Underlying during the term of the notes.  If a Knock-Out Event has occurred, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of the initial investment at maturity.

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THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE SHARES OF THE UNDERLYING OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING — The return on your notes may not reflect the return you would have realized if you had directly invested in the shares of the Underlying or the component securities held by the Underlying. For instance, your return on the notes is based on whether or not a Knock-Out Event occurs, in addition to the performance of the Underlying.

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IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the price of the shares of the Underlying. Changes in the price of the shares of the Underlying may not result in comparable changes in the value of your notes.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Underlying or holders of the component securities held by the Underlying would have.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Underlying invests in stocks denominated in Hong Kong dollars but its shares are denominated in U.S. dollars, changes in currency rates may negatively impact the Underlying’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between China and the United States; and

•	the extent of governmental surpluses or deficits in China and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of China, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the Hong Kong dollar strengthens or weakens against the U.S. dollar. If the U.S. dollar strengthens against the Hong Kong dollar, the price of the shares of the Underlying will be adversely affected and the value of the notes may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the Hong Kong dollar could affect the value of the notes.

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THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the price of the shares of the Underlying, and, consequently, the value of your notes.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying holds component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the price of the shares of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Underlying. The stocks held by the Underlying include stocks of companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you on the notes.

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FLUCTUATION OF NAV — The prices of the shares of the Underlying may fluctuate in accordance with changes in its net asset value (the “NAV”) and supply and demand on the applicable stock exchanges. The NAV of the Underlying may fluctuate with changes in the market value of the Underlying’s securities holdings. Therefore, the price of the shares of the Underlying may differ from its NAV per share and the shares of the Underlying may trade at, above or below its NAV per share.

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THE ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT – The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, in its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the notes. You should read "Description of Securities - Anti-Dilution Adjustments for Funds" in the accompanying product supplement in order to understand the adjustments that may be made to the notes.

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ADJUSTMENTS TO THE UNDERLYING OR TO THE TRACKED INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES – BlackRock Fund Advisors (“BFA”) is the investment advisor to the Underlying, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities in the FTSE® China 50 Index (the “Tracked Index”). The stocks included in the Tracked Index are selected by FTSE International Limited (“FTSE”). The Tracked Index is calculated and published by FTSE. FTSE can add, delete or substitute the stocks composing the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, BFA may add, delete or substitute the component securities held by the Underlying. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying, which could cause the Final Price to be less than the Knock-Out Price, in which case you will lose a significant portion or all of your initial investment.

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THE UNDERLYING AND THE TRACKED INDEX ARE DIFFERENT — The performance of the Underlying may not exactly replicate the performance of the Tracked Index because the Underlying will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain stocks in the secondary market, the performance of any derivative instruments contained in the Underlying or due to other circumstances. BFA may invest up to 10% of the Underlying’s assets in other securities, including securities not in the Tracked Index, but which BFA believes will help the Underlying track the Tracked Index, and in other investments, including futures, options and swap contracts, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Finally, because the shares of the Underlying are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index.

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THERE IS NO AFFILIATION BETWEEN THE UNDERLYING AND US, AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE UNDERLYING — We are not affiliated with the Underlying or the issuers of the component stocks held by the Underlying or underlying the Tracked Index (such stocks, “Underlying Stocks,” the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we or our affiliates may currently or from time to time in the future engage in business with many of the Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers, and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the notes, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Underlying nor any of the Underlying Stock Issuers is involved in the notes offered hereby in any way and none of them has any obligation of any sort with respect to your notes. Neither the Underlying nor any of the Underlying Stock Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

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THE TRACKED INDEX OF THE UNDERLYING HAS RECENTLY CHANGED — There were changes recently made to the index the Underlying tracks. Until September 19, 2014, the Underlying tracked the performance of the FTSE China 25 Index (the “China 25”), which included only 25 stocks selected from the largest and most liquid Chinese companies available to international investors and traded on the Hong Kong Stock Exchange. However, starting on September 22, 2014, the China 25 was replaced by, and the Underlying began tracking,  the FTSE China 50 Reference Index (the “Transition Index”), a transition index that added 25 new constituents (for a total of 50) to the China 25 and, over the course of three periodic reviews, gradually increased the weightings of the new constituents. On November 21, 2014, the transition to the current methodology was completed and the Transition Index was replaced, and the Underlying began tracking, the Tracked Index. Because the index that the Underlying tracks has recently changed, the new Tracked Index could reduce the performance of the shares of the Underlying compared to the performance of the Underlying if it was still tracking the China 25 or the Transition Index, and limit the utility of available information about the historical performance of the shares of the Underlying. For more information, see the section entitled “iShares® China Large-Cap ETF” in this term sheet.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying, the Tracked Index or the component securities held by the Underlying over the term of the notes may bear little relation to the historical closing prices of the shares of the Underlying or the component securities held by the Underlying or the historical closing levels of the Tracked Index, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. Furthermore, due to the changes made to the index the Underlying tracks (transitioning from the China 25 to the Tracked Index), the historical performance of the shares of the Underlying may be of limited value in assessing its performance. Prior to September 19, 2014, the Underlying tracked the performance of the China 25. On September 22, 2014, the Underlying began tracking the performance of the Transition Index and, on November 21, 2014, the Underlying began tracking the Tracked Index. We cannot predict the future performance of the Underlying, the Tracked Index or the component securities held by the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the shares of the Underlying has increased since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the shares of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates of the shares of the Underlying and the component securities held by the Underlying;

•	the occurrence of certain events affecting the Underlying that may or may not require an anti-dilution adjustment;

•	the exchange rates between the U.S. dollar and the Hong Kong dollar;

•	interest rates and yields in the market generally and in the markets of the shares of the Underlying and the component securities held by the Underlying;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying, the Tracked Index or markets generally;

•	the composition of the Underlying;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the shares of the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying.

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POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Share Adjustment Factor, and will be responsible for determining whether a market disruption event has occurred and, in some circumstances, the price of the shares of the Underlying that affect whether a Knock-Out Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes as prepaid financial contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the maturity or disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the note.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or Final Valuation Date could adversely affect the price of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

iShares® China Large-Cap ETF

We have derived all information contained in this term sheet regarding the iShares® China Large-Cap ETF including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust and BlackRock Fund Advisors (“BFA”). The iShares® China Large-Cap ETF is an investment portfolio of iShares® Trust, a registered investment company. BFA is the investment advisor to the iShares® China Large-Cap ETF. The iShares® China Large-Cap ETF is an exchange traded fund that trades on NYSE Arca under the ticker symbol “FXI.”

The iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® China Large-Cap ETF. Information provided to or filed with the SEC by the iShares® China Large-Cap ETF pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to the SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding the iShares® China Large-Cap ETF, iShares® Trust and BFA, please see the prospectus dated December 1, 2014 for the iShares® China Large-Cap ETF. In addition, information about the iShares® China Large-Cap ETF, iShares® Trust and BFA may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective

The iShares® China Large-Cap ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities in the FTSE China 50 Index (the “Tracked Index”). The Tracked Index is designed to track the performance of the largest companies in the Chinese equity market that are available to international investors.  The Tracked Index consists of 50 of the largest and most liquid Chinese companies.  The stocks composing the Tracked Index (such stocks, “Component Stocks”) are weighted based on the total market value of their shares, so that Component Stocks with higher total market values generally have a higher representation in the Tracked Index.  Each Component Stock in the Tracked Index is a current constituent of the FTSE All-World Index and all of the Component Stocks in the Tracked Index currently trade on the Hong Kong Stock Exchange.  The Component Stocks of the Tracked Index primarily include financials, oil and gas and telecommunications companies.

The iShares® China Large-Cap ETF recently transitioned from tracking the performance of the FTSE China 25 Index (the “China 25”) to a successor index, the Tracked Index. Until September 19, 2014, the iShares® China Large-Cap ETF tracked the performance of the China 25, which included only 25 stocks selected from the largest and most liquid Chinese companies available to international investors and traded on the Hong Kong Stock Exchange. However, starting on September 22, 2014, the China 25 was replaced by, and the iShares® China Large-Cap ETF began tracking, the FTSE China 50 Reference Index (the “Transition Index”), a transition index that added 25 new constituents (for a total of 50) to the China 25 and, over the course of three periodic reviews, gradually increased the weightings of the new constituents. On November 21, 2014, the transition to the current methodology was completed and the Transition Index was replaced, and the iShares® China Large-Cap ETF began tracking, the Tracked Index.

Indexing Investment Approach

The iShares® China Large-Cap ETF utilizes a “passive” or indexing investment approach in attempting to track the performance of the Tracked Index.  BFA generally invests at least 90% of its assets in the Component Stocks of the Tracked Index and in depositary receipts representing securities of the Tracked Index, and uses a “representative sampling” strategy to achieve its investment objective, meaning it generally will invest in a sample of the securities whose investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures are similar to those of the Tracked Index.  It is possible that the iShares® China Large-Cap ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the iShares® China Large-Cap ETF, the fees and expenses of the iShares® China Large-Cap ETF or due to other circumstances.

The Tracked Index

We have derived all information contained in this term sheet regarding the Tracked Index, including, without limitation, its make-up, method of calculation and changes in its Component Stocks, from publicly available information. We have not participated in the preparation of, or verified, such information. Such information reflects the policies of, and is subject to change by, FTSE International Limited (“FTSE”). The Tracked Index is calculated, maintained and published by FTSE. FTSE has no obligation to continue to publish, and may discontinue publication of, the Tracked Index.

Composition of the Tracked Index

The Tracked Index is designed to represent the performance of the mainland Chinese market that is available to international investors. The Tracked Index is calculated and published in Hong Kong dollars and United States dollars and is currently based on the 50 largest and most liquid Chinese stocks listed and trading on the Hong Kong Stock Exchange. Currently, only “H” shares, “Red Chip” shares and “P Chip” shares are eligible for inclusion in the Tracked Index. “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Chinese government for listing and trading on the Hong Kong Stock Exchange. “Red Chip” shares are securities of companies incorporated outside the People’s Republic of China, which are substantially owned directly or indirectly by the Chinese government and have the majority of their revenue or assets derived from mainland China.  “P Chip” shares are securities of companies incorporated outside the People’s Republic of China, which are controlled by individuals located in mainland China and have the majority of their revenue or assets derived from mainland China.

Standards for Listing and Maintenance

All classes of equity in issue are eligible for inclusion in the Tracked Index, subject to certain restrictions, however, each constituent must also be a constituent of the FTSE All-World Index. Companies whose business is that of holding equity and other investments are not eligible for inclusion.

Securities must be sufficiently liquid to be traded, therefore the following criteria, among others, are used to ensure that illiquid securities are excluded:

•	Price. FTSE must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company.

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Liquidity. Each security is tested for liquidity on a semi-annual basis each March and September by calculation of its median daily trading volume per month as part of the FTSE All-World Index review.  The median trading volume is calculated by ranking each daily trade total and selecting the middle-ranking day.  Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade.

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New Issues. New issues become eligible for inclusion in the Tracked Index at the March and September review of constituents, provided they have a minimum trading record of at least three months prior to the date of such review and turnover of a minimum of 0.05% of their free float adjusted shares based on their median daily trading volume per month in each month since their listing, except in certain circumstances.

The Tracked Index, like other indices of FTSE, is governed by an independent advisory committee, the FTSE Asia Pacific Regional Advisory Committee, that ensures that the Tracked Index is operated in accordance with its published ground rules, and that the rules remain relevant to the Tracked Index. The FTSE Asia Pacific Regional Advisory Committee is responsible for undertaking the review of the Tracked Index and for approving changes of constituents.

Computation of the Tracked Index

The Tracked Index is calculated using the free float index calculation methodology of the FTSE Group. The Tracked Index is calculated using the following formula:

where “p” is the latest trade price of the Component Stock “i,” “e” is the exchange rate required to convert the Component Stock’s home currency into the Tracked Index’s base currency, “s” is the number of shares of the Component Stock in issue, “f” is the free float factor published by FTSE, to be applied to such Component Stock to allow amendments to its weighting, “c” is the capping factor published by FTSE, and “d” is the divisor, a figure that represents the total issued share capital of the Tracked Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the Tracked Index. The capping factor is reviewed on a quarterly basis and the new capping factor is applied to the Component Stocks at each quarterly review so that (i) all Component Stocks that have a weight greater than 4.5% in aggregate are no more than 38% of the Tracked Index and (ii) no individual Component Stock has a weight greater than 9% of the Tracked Index.

The Tracked Index uses actual trade prices for Component Stocks with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE excludes from free floating shares:

a.	shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments);

b.	shares held by sovereign wealth funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

c.	shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated;

d.	shares held within employee share plans;

e.	shares held by public companies or by non-listed subsidiaries of public companies;

f.
shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

g.	all shares where the holder is subject to a lock-in clause (for the duration of that clause);

h.	shares held for publicly announced strategic reasons, including shares held by several holders acting in concert; and

i.	shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

Free float restrictions are calculated using available published information. For securities of companies which have been admitted to the Tracked Index that have a free float greater than 5%, the actual free float will be rounded up to the next highest whole percentage number.  Securities of companies with a free float of 5% or below are not eligible for inclusion in the Tracked Index.  Following the application of an initial free float restriction, a Component Stock’s free float will be changed only if its rounded free float moves to more than three percentage points above or below the existing rounded free float.  Where a Component Stock’s actual free float moves above 99%, it will not be subject to the three percentage points threshold and will be rounded to 100%.  The three percentage point threshold does not apply if the free float is less than 15%.

Foreign ownership limits, if any, are applied after calculating the actual free float restriction. If the foreign ownership limit is more restrictive than the calculated free float for a company, the precise foreign ownership limit is used in place of the free float for the purposes of calculating the company’s investability weight. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the rules described above.

The Tracked Index is periodically reviewed for changes in the constituents of the Tracked Index. These reviews coincide with the quarterly reviews undertaken of the capping factor. Implementation of any changes takes place after the close of business on the third Friday in March, June, September and December.  In addition, at the quarterly review, the capping factor for each Component Stock is determined using prices adjusted for corporate actions as at the close of business on the second Friday in March, June, September and December.  The capping is implemented after the close of business on the third Friday in March, June, September and December based on the Component Stocks, shares in issue and free float on the next trading day following the third Friday of the review month.

A Component Stock’s free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the Tracked Index, any change in free float is implemented at the same time as the corporate action.

Historical Information

The following graph sets forth the historical performance of the iShares® China Large-Cap ETF from December 10, 2009 through December 10, 2014. The closing price of the Underlying on December 10, 2014 was $39.90. The graph shows a hypothetical Knock-Out Price equal to 53.50% of $39.90, which was the closing price of the Underlying on December 10, 2014. The actual Initial Price and Knock-Out Price will be determined on the Trade Date. We obtained the historical closing prices of the Underlying below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information.

The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on the Final Valuation Date.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. Furthermore, due to the transition from the China 25 to the Tracked Index, the historical performance of the shares of the Underlying may be of limited value in assessing its performance. Prior to September 19, 2014, the Underlying tracked the performance of the China 25. On September 22, 2014, the Underlying began tracking the performance of the Transition Index and, on November 21, 2014, the Underlying began tracking the Tracked Index. Please see the section entitled “iShares® China Large-Cap ETF” in this term sheet for more information

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $30.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.